UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adagio Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Philip Chase

7 Lucent Drive

Lebanon, NH 03766

(603) 643-7110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	13D	Page 1 of 4 pages

1	Names of Reporting Persons Adimab, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,687,906
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,687,906
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,687,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00534A102	13D	Page 2 of 4 pages

Explanatory Note.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed by Adimab, LLC (the “Reporting Person”) with the Securities and Exchange Commission on March 30, 2022, (the “Original 13D,” and as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 11, 2022, the Reporting Person, the Participating Stockholders (as defined below) and the Nominees (collectively, the “Participants”) filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), in connection with the potential solicitation of proxies in favor of the election of the Nominees as Class I directors at the 2022 Annual Meeting.

Following the filing of the Preliminary Proxy Statement, the Reporting Person, along with Mithril II LP (“Mithril”), M28, Polaris and Population Health (collectively, the “Participating Stockholders”) engaged in discussions with the Issuer’s Board regarding a potential settlement. The Reporting Person and the Participating Stockholders proposed terms including, among other things, the departure of directors René Russo, Tom Heyman, Anand Shah, Howard Mayer and Michael Wyzga from the Board, the addition of the Nominees to the Board as Class III directors, the re-nomination of Mr. Royan to the Board and a reduction in the size of the Board. This proposal was rejected by a special committee of the Board that was formed on or about April 8, 2022 (the “Committee”).

On April 17, 2022, the Committee offered to nominate the Nominees for election to the Board at the 2022 Annual Meeting in exchange for a standstill, a liability waiver and a non-disparagement undertaking. On April 19, 2022, the Participating Stockholders made a counterproposal to the Committee’s April 17, 2022 proposal, which among other things modified the Committee’s proposal to provide for greater stockholder protections, including by proposing to declassify the Board at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and encourage Board consensus through supermajority decision-making. The Committee informed Mr. McGuire (a director of the Issuer who is also a Participant) on April 20, 2022 that it had considered and rejected such counterproposal, including the idea of providing greater stockholder accountability through a declassification of the Board. As of the date hereof, the Participating Stockholders have been unable to reach an agreement with the Board in respect of the foregoing matters.

On April 25, 2022, Mithril mailed to the Issuer a further supplement to the Notice, notifying the Issuer that Mithril intended to propose an advisory, non-binding stockholder resolution that the Board take all necessary actions to cause the Board to be declassified in advance of the 2023 Annual Meeting, such that the term of each Board member expires at the 2023 Annual Meeting, and that any director elected to the Board at or after the 2023 Annual Meeting be elected on an annual basis (the “Declassification Proposal”).

CUSIP No. 00534A102	13D	Page 3 of 4 pages

Also on April 25, 2022, (i) the Participating Stockholders reached an agreement, memorialized in an email dated April 25, 2022, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting and (ii) the Participants filed a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”), including both the proposal that the Nominees be elected as Class I directors and the Declassification Proposal. The Participants intend to solicit proxies in favor of both the election of the Nominees and the approval of the Declassification Proposal at the 2022 Annual Meeting.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

On April 25, 2022, the Reporting Person and the other Participating Stockholders reached an agreement, memorialized in an email dated April 25, 2022, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting.

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

2	Email dated April 25, 2022 memorializing the agreement among the Participating Stockholders.

CUSIP No. 00534A102	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2022

Adimab, LLC

By:	/s/ Philip Chase
Name:	Philip Chase
Title:	General Counsel